Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This announcement contains certain forward-looking statements. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes’ and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes’ reports filed with the Registrar of companies available at Fyffes’ website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Fyffes, or Chiquita or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

Statement Required By the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following is a transcript of an investor conference call hosted by Fyffes plc and Chiquita Brands International, Inc. on March 10, 2014.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

March 10, 2014

8:30 a.m. ET

Operator:

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss the combination of Chiquita and Fyffes. At this time, all participants have been placed in a listen-only mode. Following the presentation, the lines will be open for questions. If you would like to ask a question at that time, please press *1 on your touch tone phone. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key. We ask that you please pick up your handset to allow optimal sound quality. Lastly, if you should require operator assistance, please press *0.

I would now like to turn the call over to Steve Himes, Director, Investor Relations and Capital Markets at Chiquita. Please go ahead.

Steve Himes:

Thank you, operator. Good morning everyone, and welcome to our conference call to discuss the combination of Chiquita and Fyffes, which was announced earlier this morning. We will be using a slide presentation during today’s call, which is available on both Chiquita and Fyffes websites. At the conclusion of our prepared remarks, we will open the call for Q&A regarding the transaction.

Before we begin to discuss the details of this transaction, I would like to remind everyone that during the process of this call we will make certain forward-looking statements. Please refer to the Safe Harbor Statement and the Important Additional Information and Disclosures that are included in our press release issued this morning and on slides two and 13 in the accompanying investor presentation for additional details.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Under Irish takeover rules, we are under increased scrutiny between now and the close and for those of you who are accustomed to our regular and open communication disclosure, this will be a change. So please bear with us during this period.

Joining me on the call today are Ed Lonergan, President and CEO of Chiquita, and Rick Frier, Executive Vice President and CFO of Chiquita. Also joining us today are David McCann, Chairman of Fyffes, and Tom Murphy, Finance Director of Fyffes.

With that, I’ll turn the call over to Ed Lonergan, President and CEO of Chiquita.

Ed Lonergan:	Thanks, Steve. This is a milestone transaction for Chiquita and Fyffes. We appreciate the opportunity to be here with you today to share our excitement as we announce the new ChiquitaFyffes.

I’d like to say at the start that I’m honored to be selected to serve as the chairman of the combined company. In addition, I’m very pleased to work with David McCann who will serve as CEO of the combined company.

The McCann family, including David’s late father Neil, and his brother, Carl in particular, have over the course of three generations built a tremendous legacy in the product business. David personally has participated in this important industry since 1986. He became CEO of Fyffes in 1995 and was appointed chairman in 2007.

He brings nearly 30 years of experience to the task and a proven track record of delivering predictable sustained shareholder value creation over time. In his new role, he will capitalize on our complementary assets, geographic coverage and outstanding people to grow the combined company at a pace neither entity could achieve separately.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

This is a strategic partnership that brings together two companies of long history and great reputation built upon an unwavering commitment to exceeding our customer’s expectations. As we spent time together over the last months, it’s clear this shared heritage has instilled common foundational values in our firms that will assist us in the process of successfully combining the businesses.

As outlined on slide 4, there are many reasons why bringing our two companies together makes sense. This transaction creates a leading global produce company. In particular, ChiquitaFyffes will be the largest player in bananas globally, the number one fruit in household kitchens and retail stores. The company will also have strong positions in packaged salads and healthy snacks, melons and pineapples rounding out a portfolio that’s important to consumer health and to our customers.

Together, we’ll have a strong and stable financial profile with a capacity to generate significant free cash flow. Our efficient capital structure will provide us financial flexibility to support our brands and grow our business. We would have achieved pro forma 2013 EBITDA of approximately $214 million, including the $40 million expected in annual synergies. These recurring annual synergies are anticipated to come from a number of areas, including the efficiency benefits of combining the company’s procurement and logistics practices.

This transaction also brings together our outstanding employees who share similar cultures with a strong commitment to healthy foods, sustainability and operational excellence. The new entity will leverage the combined expertise of both management teams who have proven track records and deep operational experience.

Together, we will leverage our expertise and resources to capitalize upon growing health and wellness trends globally and to better serve our customer partners and consumers.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Now, let me take you through some of the details of the combined company on slide 5. This is a stock for stock transaction creating ChiquitaFyffes with approximately $4.6 billion in annual revenues.

Fyffes shareholders will receive 0.1567 ChiquitaFyffes shares for each share of Fyffes common stock they own.

Upon closing, Chiquita shareholders are expected to own approximately 50.7 percent of the combined company and Fyffes shareholders are expected to own approximately 49.3 percent.

On a fully diluted basis, the transaction will result in a combined equity value of approximately $1.07 billion.

The combined company will be listed on the New York Stock Exchange and domiciled in Ireland with senior executives located in Charlotte, North Carolina and Dublin, Ireland.

Our business is now evenly divided between North America and the European region. We believe this structure will enable us to best manage an extended global operation with distribution in more than 70 countries around the world.

This is a true merger of equals. The combined company’s Boards of Directors will reflect an equal combination of Directors from both companies and one mutually agreed upon Director.

The senior leadership team will be comprised of current team members of each company including David McCann, Chief Executive Officer; Tom Murphy, Chief Financial Officer; Coen Bos, Chief Operating Officer of Fresh Fruit; Brian Kocher, Chief Operating Office of Salads; Kevin Holland, Chief Administrative Officer; James Thompson, Chief Legal Officer; and Manuel Rodriguez, Corporate Responsibility Officer.

These proven and trusted leaders will work with David and me to build out the combined operations and structure and to deliver on our promises. We plan to complete the transaction before the end of 2014, following receipts of customary regulatory approvals and approval by both Chiquita and Fyffes shareholders.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

With that, I’d like to turn the call over to David McCann, Chairman of Fyffes, to discuss additional details of the combined company and the exciting future ahead for ChiquitaFyffes. David?

David McCann:	Thank you, Ed. I would like to say on behalf of the board of directors and my colleagues in Fyffes how pleased we are to be part of creating this new entity with our friends in Chiquita. The board of directors of Chiquita and the executives we have met have been extremely professional in the manner in which the transaction has been conducted.

In particular, both Kerri Anderson and Ed have brought with them a wealth of experience gained from senior positions in other industries and are very effective leaders. I highly look forward to working with them.

I would also like to thank all those in Chiquita behind the scenes and my own colleagues in Fyffes who I know have worked incredibly hard to get us to a position where we can announce this transaction today.

I’ll now go onto slide 6 and as you can see, this combination will unite a number of popular brands under one roof including Chiquita bananas, Fresh Express, Fyffes and Sol, all of which will be maintained by the combined company.

Together, we will become the largest global entity in the banana category holding the number one position in Europe and the number two in North America. We expect the combined company to sell in excess of 160 million banana boxes annually.

Importantly, we will now be able to offer customers the full range of banana offerings across our enterprise including branded private label, organic and Fairtrade.

We will continue to leverage Chiquita’s strength in packaged salads to maintain our position as the U.S. market leader in this category.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

In addition, we will strengthen our position in the melon and pineapple markets as the number one importer of melons in the U.S. and the number three distributor of pineapples in the U.S. and Europe.

We believe this is truly a case where the combination is greater than the parts.

Slide 7 demonstrates the complementary product and geographic mix of the company. Together, our expanded portfolio of fresh produce, salads and healthy snacks will reach more consumers in more places than ever before.

On a pro forma basis, we achieved 2013 revenue of approximately $4.6 billion, with 70 percent of that revenue from bananas, 21 percent from salads and healthy snacks, and 9 percent from other produce.

The new company will have a balanced market presence in North America and Europe with pro forma revenues of 47 percent and 46 percent respectively. Additionally, we expect to generate 7 percent of pro forma revenue outside of North America and Europe primarily in the Middle East, Eastern Europe and Russia and Asia.

One of the most compelling aspects of this transaction is the combined company’s strong financial profile. Slide 8 outlines 2013 pro forma EBITDA of approximately $214 million, including the $40 million expected annual and recurring synergies. In addition to the increased financial flexibility this transaction creates, the combined company is also expected to have a debt to EBITDA ratio of 2.7 times with synergies.

In addition, the combined company would generate significant cash flow that will enable us to adapt to the changing dynamics of our industry, as well as, invest strategically in our business. Moving forward, the combined company would also have the potential for further reductions in leverage.

On turning to slide 7 – to slide 9 – excuse me – ChiquitaFyffes will be well positioned to capitalize on new opportunities given the operational strength of the combined company. We will be able to leverage our existing assets on combined capabilities to gain substantial operational efficiencies across geographies and business units.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Key areas include:

Production and procurement where we own production in each category and key relationships with leading third-party producers that will further strengthen our supply chain with greater reliability. Together, our supply operations will benefit from the broadest geographic diversity in the industry enabling the company to better meet customer and consumer needs for variety, and insulate the company from weather and other disruptions in any given area.

Infrastructure and operation capabilities, where the combination of our complementary logistics, rooting and modern distribution centers in key markets will improve our ability to serve customers and increase our efficiency especially given the combined company’s operational and logistics strengths.

We will also have improved capabilities to support the (inaudible) of salads and healthy snacks businesses and our combined growing shipping and logistics infrastructure will better support the company’s melons and combined pineapple businesses.

Overall, the combined company will be well positioned to expand its global supply chain to improve product availability; build on each other’s well established presence in developed economy, and further the progress both companies have made in expanding into high growth emerging markets worldwide.

Efficient operations and logistics to deliver fresh products at a global level are critical to success. The efficiencies brought about by this transaction will greatly improve our ability to continue to supply and grow in the fresh produce industry.

I greatly appreciate this opportunity to serve as CEO of the combined company and I look forward to working with Ed, the rest of the board and the entire Chiquita team. Chiquita and its leaders are well admired across the industry and by myself and the Fyffes team in particular. We are thrilled to be combining forces.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

And back over to you, Ed.

Ed Lonergan:	Thanks, David. As outlined on slide 10, this combination delivers benefits to all of our stakeholders.

For our shareholders, the synergies of bringing these two great companies together provide a compelling value proposition neither company could achieve alone. We are especially pleased that shareholders of both companies will have the ability to participate in the upside potential inherent in this powerful combination. In fact, Fyffes shareholders holding Fyffes shares representing approximately 25 percent of Fyffes’ outstanding share capital have given commitments that they will vote in favor of the combination.

Consumers around the world will continue to be offered the brands they love and trust. We will have an enhanced capability to deliver a diversified product mix and private label options and create lasting value for our customers and consumers. Importantly, both companies share a commitment to quality and food safety that will remain a priority in the combination.

As a combined company, we will be able to drive improved customer service and reliability through our combined distribution and supply network and we will have the resources necessary to invest in our brands and innovate across our product categories.

For our dedicated employees, we believe that working for a larger, more diverse company will offer new growth and personal development opportunities.

And lastly, with more than 100 years of commitment demonstrated through building its brands, communities and suppliers, ChiquitaFyffes expects to maintain its commitment to sustainability and corporate social responsibility.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

In addition, the combined company will maintain its deep commitment to strengthening its partnerships with groups such as the Rainforest Alliance.

As you can tell, we believe this is an exciting transaction that makes strong financial and strategic sense for both our companies and our stakeholders.

We are creating a leading global product company, which will have enhanced scale and operational efficiency.

This combination also increases our financial flexibility, which will give us room to grow our business while also maintaining the brands that customers and consumers value.

As we move forward, we are committed to leveraging our best practices across geographies and business units to access worldwide market opportunities.

Finally, we have significant opportunities for growth, and as a combined company, are better positioned to succeed in a highly competitive marketplace. The significant synergies across our companies will support new avenues for growth.

Our shared heritage will ensure a smooth integration as we work to bring best practices across geographies and business units to achieve substantial operating efficiencies.

With that, we’d be happy to take your questions. Operator, please open the call for questions.

Operator:	The floor is now open for questions. At this time if you have a question or a comment, please press star one on your touchtone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key.

Again, we do ask that when you ask your question if you pick up your handset to provide optimal sound quality. Thank you.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Our first question comes from the line of Brett Hundley, with BB&T Capital Markets.

Brett Hundley:	Thanks, everyone.

Ed Lonergan:	Hey, Brett.

Brett Hundley:	Good day, gentlemen, and congratulations to all of you.

Ed Lonergan:	Thanks.

Brett Hundley:	This – you know, this seems like a wonderful deal for the multinational side and, you know, either Ed or David, you know, you both may want to comment, but I would love to get some explanation of the culture and strategy at Fyffes and how that meshes with some of the things that Chiquita has been doing and clearly this refers to the banana side.

And Ed, as we all well know, you put a strategy in place to look at margin over volume and again, I would love to just hear more about the strategy at Fyffes both over the near-term and the long-term and how that strategy and that culture meshes with Chiquita.

David McCann:	Brett, this is David. I suppose the big thing for us, and this doesn’t apply to every part of our business as much, in both of our businesses bananas are a big part of the DNA, and so we are used to thinking bananas, talking bananas, and have done so for more than 100 years in each case.

I don’t think culture’s going to be a problem here, I think, because we both will talk the same language.

In addition to that, we have other interesting businesses from the salads and healthy snacks business on the Chiquita side, pineapples that we both have and melons, and I think they’re all going to work really well.

I think this is – this will only work well from a cultural perspective.

Ed Lonergan:	And Brett, I guess I would add – because we’ve been talking now for about a year and a half on the return to the core strategy at Chiquita, when we looked at our goals and aspirations and where we needed to play and how we wanted to win in this marketplace, we also assessed all of the actions out there in the marketplace.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

And when we looked at the combination with Fyffes, we saw five things that I think were critically important to the future of our combined business. One is geographic – I’m going to say – I’m going to make up a word here so I have to be careful, but the complementary of our geography.

So we don’t tend to operate on top of one another with our brands. There is a de minimis overlap of the Fyffes brand and the Chiquita brand. And when we looked at the geographic makeup of the world and the world’s economies, the combination of Fyffes geographies and Chiquita’s geographies was truly compelling.

Number two is the portfolio. We identified gaps in our portfolio as we were looking at the return to the core strategy particularly in the banana structure, and so the opportunity to have class one fruit, class extra fruit, organics, fairtrade, private label all from a single company is quite compelling, we believe, for our customer base.

The third is supply diversity. You know, this is an industry that’s constantly at the mercy of weather and the ability to have a broad supply network of growing countries around the world that we can tap is critically important to us.

The fourth is talent and capabilities. When we looked at the capabilities of Fyffes and the capabilities of Chiquita, we thought they were highly complementary, and when we – when we look at the requirement to operate in a branded commodity produce business, the ability to have operational efficiencies is critical for success and we felt culturally then – that’s the fifth point – that enabled us to bring together two cultures that think the same about the business.

We couldn’t have done this two years ago because we were on different trajectories, but today, we both believe winning in the – in the banana business is about operating quality, service, innovation at the right price.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Brett Hundley:	I appreciate that (inaudible).

Ed Lonergan:	That’s a long answer. Sorry.

Brett Hundley:	No, I appreciate that, Ed. The synergy estimate that you guys talked about, can you just color that a little bit more? It sounds like it’s mostly procurement, logistics-based. Can you talk about maybe, you know, qualitatively some of the assumptions behind that and is there an ability to realize more than that number whether it comes through additional cost side or something on the – on the revenue lines?

Ed Lonergan:	Yes, Brett. You know, obviously we are competitors today and so we’re limited in the amount of sharing we can do, but we are very confident in the $40 million of synergies that we have identified.

As you noted, they’re primarily in the operations of our business in growing, procuring and shipping our product. And there are simply choices around a number of vessels we can run combining the streams of flow – product flow that we have across the oceans to our – to our user bases.

So we’re quite confident in those areas. We are also quite confident that as we continue to work together over the course of the coming years, we’ll find ways to operate more efficiently as we proceed.

David, I don’t know if there’s anything you want to add.

David McCann:	No, I think that’s good. Thank you.

Brett Hundley:	Thank you. And just one last question: Do either of you ever see moving or developing more of the packaged side of the business to Europe?

Ed Lonergan:	The packaged side of the business?

Brett Hundley:	Sorry. Some salads, snacks, that kind of a thing.

David McCann:	It’s not one of our opening thoughts.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Ed Lonergan:	I think all along is – you know, as we’ve talked for the last 18 months, we are very confident in our salad business plan in the United States, but that’s a North American plan.

Brett Hundley:	Thanks so much, guys, and congratulations again.

Ed Lonergan:	Thanks.

David McCann:	Thank you.

Operator:	Our next question comes from the line of Jonathan Feeney with Janney Capital Markets.

Jonathan Feeney:	Good morning and afternoon. Thanks very much.

Ed Lonergan:	Hi, Jonathan.

Jonathan Feeney:	I wanted – I wanted to ask about the financial leverage question. It was – it was highlighted in the presentation. On a combined basis, 2.7 times EBITDA, certainly increases the sustainability of the company and will make bond holders feel better, but even with the significant appreciation in Fyffes shares this morning in the market and presumably a similar reaction with Chiquita, you’ll have a stock that is trading below – well below, you know, historical norms on an enterprise without an EBITDA basis.

And I kind of wanted to just get your thoughts going forward as far as, you know – you know, how you want the balance sheet to look maybe on a target basis and what – are there some ways you could, you know, take advantage of, you know, as you execute these synergies, you know, returning value to shareholders that either by share purchase or dividends or how you think about that? Thanks.

Tom Murphy:	Good morning. This is – this is Tom Murphy here. I suppose the starting point from both companies was from a Fyffes point of view it had a flat net debt position coming into this and that’s probably, you know, why it’s very conservative. It’s not the most efficient position to be in.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

From a – from a Chiquita point of view, there are something, like, five times EBITDA, net debt five times. The resulting position of – including synergies are coming to 2.7 times as a much more comfortable position.

And I think it puts up the company up to generate quite a significant amount of cash and gives it the opportunity to make some choices as to what it will do with cash going forward. So it can be a combination of some debt reduction.

Further deals are down the road, I think, possibly giving some cashback to shareholders in the form of dividends or whatever, but I think the key thing is significant. We’re expecting a very significant amount of cash generation and that will give choices as to the use of that cash.

Jonathan Feeney:	Thank you, Tom. Do you have any concerns about the European Union? I know both businesses enjoy a significant position in Northern Europe and certain countries. Are there, you know – is that being reviewed right now and, you know, I guess are the – what level of concern do you have about that?

Ed Lonergan:	This is Ed. I think – I’ll speak for both of us here and make sure that you guys correct me if I’m wrong, but, we – you know, we both have been very well advised in this area as we went into this transaction looking at both the North American and European Union businesses.

We think that the businesses are highly complementary. There’s di minimis overlap of the Fyffes’ brand and the Chiquita brand in any jurisdiction in the world and we don’t think that there are any issues that we can’t address in the regulatory process.

Jonathan Feeney:	OK. That’s very helpful, Ed. Yes, very clear. I appreciate it. And finally, when you think about the structure – for a long time these businesses when you take the top four of what you’re both members of - the tropical fruit businesses in the Western Hemisphere - the returns on capital, margins have been lower than just what would be intuitively logical considering, how much value you bring to customers, how important bananas particularly are to retailers and how big these businesses are, how much logistics you have.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

You think consolidation is and was and continues to be a necessary step forthe industry to share that value a little bit more fairly for shareholders in the tropical fruit companies?

Ed Lonergan:	I mean, I think it about it this way, you know, we are creating together $40 million of new value that wouldn’t exist if we were apart and if you think about the 4 percent EBITDA target we’ve been talking in bananas now for the last 18 months, we’d have to create a billion dollars in new business in order to generate that value.

And so we’re talking about delivering this in the first full year of operation after integration and I think if we were to create $1 billion of new banana business at the growth rate of the category globally, it’s probably 15 years out.

So it’s a dramatic acceleration of value creation.

Jonathan Feeney:	Great. Well...

Ed Lonergan:	Working together is a great idea.

Jonathan Feeney:	Yes, congratulations on a great transaction. If I had any criticism, it’s just you should’ve waited a week until it was St. Patrick’s Day. Thanks very much.

Ed Lonergan:	Thanks, Jonathan.

David McCann:	Thank you.

Operator:	Our next question comes from the line of Karru Martinson with Deutsche Bank.

Karru Martinson:	Good morning. When you look at the capital structuring, will the merger require any change and will it be a shift in your working capital needs?

Tom Murphy:	Yes, sorry. Tom here again. No, I don’t think it’s going to require any change to working capital needs. Both companies have actually a fairly similar working capital profile and we don’t see any changes to that in combination.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Karru Martinson:	OK. And historically, Chiquita has had a greater emphasis on leasing production and sourcing and is there any kind of cultural change here with the merger?

David McCann:	This is David. I’m not sure if the assumption is correct. I think from what we’ve seen, Chiquita owns a lot of production. We at Fyffes have not been an owner of production in bananas; although, we do own production in pineapples and melons.

I mean, I think that’s all to play for in the future. We’ve got to work at what we do and how we own things, but we no – we’ve no big plans to change current strategy in either – in either at the moment.

Ed Lonergan:	Yes, just to clarify, we have about just under 40 percent of our banana production is owned or managed, and so we have commented through the last year and a half that our interest is to continue to manage a substantial portion of our banana production.

Karru Martinson:	All right. Thank you. And then just in terms of the synergy timing, you know, once you close, I mean, what’s the horizon for realizing that 40 million? I mean, will it be kind of lumpy or just kind of a smooth flow over time?

Tom Murphy:	Yes, as we mentioned before, it’s going to be at the end of 2016. That’s our run rate savings for the 40 million and that’ll be phased in over time. That’s going to take a little bit of time, but at the end of 2016, we believe we’ll have at least 40 million in synergies.

Karru Martinson:	Thank you very much, guys. Appreciate it.

David McCann:	Thank you.

Ed Lonergan:	Thanks, Karru.

Operator:	Our next question comes from the line of Bryan Hunt with Wells Fargo.

Bryan Hunt:	Thank you and good morning.

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Ed Lonergan:	Hi, Bryan.

Bryan Hunt:	Hi. I was wondering if you could talk about the – you know, the corporate structure – corporate organizational structure. In the United States given the R.P. baskets in the – in the bonds, it really leverages your ability to distribute cash outside the business.

I was wondering, you know, is there anything in place that creates a similar situation in Dublin? Will, I guess, the cash flow from Fyffes be able to be repatriated to the United States to help to pay down debt?

David McCann:	Yes. I think it will – it – I think the multiple – the first thing to say about the overall situation is that it will – the overall company will generate a lot more cash than up to now and provide flexibility for paying down debt.

And I think it will create a possibility for doing other things with debt as well. If you look at the situation with regard to current educator – current raising, that will obviously be reviewed, but you can see from – you can see from the basic numbers that the position going forward is going to be a lot better with the pro forma 2.7 times net debt level, which is obviously going to give a lot more flexibility with all forms of debt here.

Tom Murphy:	I think structurally what you’re asking maybe is also on the senior notes, you know? We’ll look at that now that we’ve made the announcement. We have time with the regulatory period to focus on the proper structure.

So cash is not trapped within our org structure.

Bryan Hunt:	Great. You know, next along the line of our – Karru’s questioning, with regards to Fyffes, there’s no production in bananas; is that correct? It’s all – it’s all purchased from third-parties or leased or managed farms?

Can you describe what you know?

David McCann:	Yes, our banana arrangements are – we purchase from third-parties.

Bryan Hunt:	Very good. And then – and then lastly...

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Ed Lonergan:	We should – we should note though that Fyffes owns production in both melons and pineapples, so this will take us into owned production in both of those segments.

Bryan Hunt:	Great. And then lastly, you know, could you talk a little bit about the brand positioning of Fyffes in Europe? I know Chiquita has traditionally, you know, sacrificed volume for margin in that business. It has been very focused on the high end.

Can you – can you talk about the Chiquita – I mean, the Fyffes brands within Europe and how they’re positioned on a relative basis?

David McCann:	Yes, we think of it more in terms in trying to work with customers and we work our brand with certain customers and we work customer brand with different people. So (inaudible) looks at things in a slightly different way, and so there’s interesting conversations to be had in the future, which we haven’t yet had.

But we will be going as opposed to customers in the future with this enhanced story, which is a much greater variety of products and brand mixes.

Bryan Hunt:	(Inaudible)...

Ed Lonergan:	Yes. Remember in Europe, Bryan, unlike the U.S., there are generally multiple banana varieties available in the same retailer to consumers where in the U.S. you generally will find just one.

Bryan Hunt:	All right. Very good. Thank you. Congratulations.

David McCann:	Thank you.

Ed Lonergan:	Thanks, Brian.

Operator:	Our next question comes from the line of Carla Casella with J.P. Morgan.

Carla Casella:	Hi. Most of my questions have been answered, but I wonder if you could just give us a little bit more color on where Fyffes is stronger than Chiquita is. Is there a certain channel in Europe or the U.S. and just how the two compare?

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

David McCann:	Well, this is David. The – first of all, I suppose we’re a very strong player in the melon business in the U.S. that’s unique to us. We both share I suppose modest positions, but important positions in the pineapple business.

In bananas, the businesses are quite complementary in a way in Europe and we very often play in different parts of Europe with different customer bases. So I think it’s going to work very well that we should be able to reach a wider audience with a wider range.

Carla Casella:	OK. Great. That’s very helpful. Thank you.

David McCann:	Thank you.

Operator:	Our final question comes from the line of Karen Eltrich with Mitsubishi Bank.

Karen Eltrich:	Thank you. A couple of questions. First off, in terms of overlap with regards to synergies and logistics, how do you guys compare with regards to your shipping structures, as well as, to your ripening facilities in Europe?

Ed Lonergan:	Well, maybe we can tackle shipping structures first, and then maybe I’ll start with that and handle the ripening piece. You know, we both (inaudible) today from the tropics to North America and from the tropics to Europe – Northern Europe in particular.

And so we see interesting opportunities to leverage the combined scale of the companies in both of those operations to either reduce the number of vessels overall that we – that we would need or slow steam those vessels and save fuel in the process, but we’re very similar in terms of how we think about shipping.

We don’t own any vessels between us. We are both committed to substantial containerized shipment business, which provides some very interesting opportunities for us in a combined way.

And so we think that it’s a – it’s a pretty simple integration of our cultural choices around the logistic side of the business. I don’t know if that – if you want to add anything to that, but that’s...

CHIQUITA/FYFFES COMBINATION

Moderator: Steve Himes

03-10-14/8:30 a.m. ET

Confirmation # 9075135

Ed Lonergan:	No, I think that’ll work, Ed. And if you look at our ripening infrastructure, and this is really a European issue, the overlaps are, in fact, very few. So that actually produces an opportunity for us to move some of our product through each other’s facilities, and I think that can be interesting to look at.

Karen Eltrich:	Great. And as you mentioned scale in Europe, I mean, as you guys now have kind of this level of skill being the number one banana company, do you think there is the potential to bring more of the U.S. contract structure to Europe or is it just simply not compatible?

Ed Lonergan:	I think the Northern European retail structure is very similar to the United States today and most of that business is contracted. And the Southern European business tends to be much more a weekly market business.

So I think combined, you know, we’ve always talked about the idea that we have about 35, 40 percent of our business in Europe under contract and the rest in weekly market. I think combined we would have a higher percentage in weekly contracts than we do today.

Karen Eltrich:	And then for a final question, with the combined company, how will this, if at – if at all, alter the tariff structure for you guys?

David McCann:	I think it has no implications. If you’re talking about tariff on the import of bananas, I think it has no implications, unless I misunderstand the question.

Karen Eltrich:	Yes – no, that’s the question. Thank you very much.

David McCann:	OK. Thank you.

Operator:	Thank you. This does conclude today’s teleconference. I would like to now turn the call over to Ed. Ed, please go ahead.

Ed Lonergan:	Great. Thanks, (Jackie). I’d like to thank everyone for joining us on the call this morning to discuss our announcement and we look forward to the opportunities ahead for ChiquitaFyffes and to talking to you on a regular basis.

Thanks.

Operator:	Please disconnect your lines at this time and have a wonderful day.

END